Letterhead of Choate Hall & Stewart LLP

January 26, 2007

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0309
Attn.: Mark P. Shuman, Branch Chief—Legal

RE:
BIO-key International, Inc.
Post-Effective Amendment No. 5 to Registration Statement on Form SB-2
Filed on November 6, 2006 (File No. 333-120104)

Ladies and Gentlemen:

        On behalf of our client, BIO-key International, Inc. (the "Company"), we are responding to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") as set forth in your letter dated December 12, 2006 (the "Comment Letter") to Mr. Michael W. DePasquale, Chief Executive Officer of the Company, with respect to the Company's Post-Effective Amendment No. 5 to Registration Statement on Form SB-2 (File No. 333-120104), which was filed with the Commission on November 28, 2006 (the "Registration Statement").

        The responses and supplementary information set forth below have been organized in the same manner in which the Staff's comments were organized in the Comment Letter. For ease of reference, the Staff's comments are set forth below in bold, followed by the Company's responses. Filed herewith via EDGAR is Post-Effective Amendment No. 6 to the Registration Statement ("Post-Effective Amendment No. 6").

Post-Effective Amendment No. 5 to Registration Statement on Form SB-2

General

1.
We note that the shares being offered for resale by the selling shareholders include shares of common stock issuable as interest in lieu of cash. We note further that Article 3.1 of the Secured Convertible Term Note with Laurus Master Fund, filed as Exhibit 99.3 to the Form 8-K filed June 14, 2005, provides that the "Holder shall have the right... to convert all or any portion of the then aggregate outstanding principal amount of this Note, together with interest and fees due hereon, into shares of Common Stock..." (emphasis added). As a general matter, it is inappropriate to register the resale of securities until after the private offering for those securities has been completed. Please provide us with your analysis as to why you believe that this transaction is consistent with the Staff's PIPE guidance as set forth by 3S of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations Supplement of March 1999 and whether the discretion left to the Holder to receive shares of common stock or cash for interest and fees raises concerns as to the completion of your private placement consistent with Rule 152 under the Securities Act. In this regard, advise us of the basis for your belief that the offer and sale of the interest and fee shares was complete when you filed the resale registration statement. In your analysis, please discuss whether the holders are irrevocably bound to receive the common stock issuable in lieu of cash and whether they are entitled to make additional investment decisions with respect to the interest and fee payments. A similar analysis should be provided for each selling security holder that is registering shares that may be issuable upon conversion, from time to time, of interest and fees under a convertible term note.

        Pursuant to the Post-Effective Amendment No. 6, the Company has removed a total of 1,539,526 shares, representing all of the shares that had been included in the original Registration Statement as shares issuable upon conversion of interest and fees that would accrue under the Company's convertible term notes subsequent to the initial filing date of the Registration Statement.

2.
In light of the above comment with regard to the discretion afforded to holders of the Note to select the form of payment, please be advised that it does not appear to be appropriate at this time to include in the registration statement the shares that will be paid in lieu of interest and fees that accrue subsequent to the initial filing date of the registration statement. Accordingly, please revise to clarify that the prospectus would not be available for the resale of shares issued to pay interest and fees that has not yet accrued. Note however, that shares relating to any interest and fees that have accrued to date may be properly included in a registration statement.

        Pursuant to the Post-Effective Amendment No. 6, the Company has removed a total of 1,539,526 shares, representing all of the shares that had been included in the original Registration Statement as shares issuable upon conversion of interest and fees that would accrue under the Company's convertible term notes subsequent to the initial filing date of the Registration Statement.

*    *    *    *

        The Company hereby acknowledges that:

  •
  Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  •
  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  •
  The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions concerning these responses, need further supplementary information or if you would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 248-4028 or Charles J. Johnson at (617) 248-4020. Thank you.

Very truly yours,

/s/ Brian J. Carr

Brian J. Carr

cc:
Jeffrey Werbitt (at SEC)
Maryse Mills-Apenteng (at SEC)
Francis J. Cusick
Charles J. Johnson